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To:	Office of Inte Corporation I	**e:**	22 May, 2002
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Please find following a Stock Exchange Announcement recently released.

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JUN 06 2002
THOMSON FINANCIAL

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Barbara Child

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Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

22 May, 2002

Centrica sells equity interest in Spalding in exchange for innovative power deal

Centrica plc has today announced that its wholly owned subsidiary, British Gas Trading Limited, has entered into an innovative energy tolling agreement to acquire rights to the total capacity of the 860 MW gas-fired power plant to be built in Spalding, Lincolnshire. This modern high-efficiency plant will use established technology and is designed to operate in a flexible, non base-load regime.

In conjunction with these tolling arrangements and consistent with Centrica's selective asset ownership strategy, Centrica has sold its 50 per cent equity interest to an InterGen affiliate, Spalding Holding Company BV, achieving a premium over its investment costs. This equity interest was acquired when the two parties entered into a joint venture development in December 1999.

Centrica and InterGen have agreed commercial terms over an initial 17 year period under which Centrica acquires the total plant capacity rights for a combination of fixed and market-related tolling payments. This allows Centrica to source the gas and to flexibly dispatch the plant to manage its demand requirements whilst leaving operational responsibility with InterGen.

This arrangement would satisfy approximately 10 per cent of the current peak requirements of Centrica's customers, which have grown both organically and through the acquisition of the commercial energy customer business of Enron Direct Limited.

Roy Gardner, Chief Executive of Centrica said: "We are delighted with this innovative agreement; it provides Centrica with increased flexibility to manage our growing customer demand, while leaving the construction and operating management with InterGen. We have the full flexibility of a modern purpose-built asset, on highly attractive terms, without tying up our own capital in the plant."

InterGen today announced the financial close and funding of credit facilities for the combined cycle power station. Initial construction work has commenced and the plant is expected to be operational by the end of 2004.

The Spalding development, which was first proposed by InterGen in January 1996, was put on hold during the Government's 'stricter consents' policy on gas-fired plants, pending changes to the electricity market. The combined cycle gas turbine power station was subsequently given the green light by the Department of Trade and Industry in November 2000.

In May last year, Centrica acquired a 60 per cent share in Humber Power Limited, which owns and operates a 1260 MW gas-fuelled power plant in Stallingborough, Lincolnshire. In August Centrica also acquired the entire economic interest in two gas-fired power stations based in Peterborough and King's Lynn with a combined generation capacity of 705 MW. Together, these three stations currently supply 20 per cent of Centrica's peak electricity needs.

Enquiries:

Centrica media relations: **01753 494085**
Centrica investor relations: **01753 494900**